Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTION IN RELATION TO RENEWAL OF

THE POLICY MANAGEMENT AGREEMENT

The Company entered into with CLIC the 2011 Confirmation Letter on December 15, 2011, whereby both parties confirmed the renewal of the Policy Management Agreement to December 31, 2014.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is therefore a connected person of the Company. Given that one or more of the relevant percentage ratios represented by the annual consideration payable for the Continuing Connected Transaction are more than 0.1% but less than 5%, the Continuing Connected Transaction is subject to reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules but is exempt from independent shareholders’ approval requirements.

INTRODUCTION

Reference is made to the announcement of the Company dated December 30, 2008 in relation to the renewal of the Policy Management Agreement by the 2008 Confirmation Letter of the same day.

The Policy Management Agreement (as renewed by the 2008 Confirmation Letter) will expire on December 31, 2011. The Company entered into with CLIC the 2011 Confirmation Letter on December 15, 2011, whereby both parties confirmed the further renewal of the Policy Management Agreement to December 31, 2014. The transaction contemplated thereunder constituted continuing connected transaction of the Company under the Listing Rules.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is therefore a connected person of the Company. Given that one or more of the relevant percentage ratios represented by the annual consideration payable for the Continuing

Commission File Number 001-31914

Connected Transaction are more than 0.1% but less than 5%, the Continuing Connected Transaction is subject to reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules but is exempt from independent shareholders’ approval requirements.

DETAILS OF THE CONTINUING CONNECTED TRANSACTION

Policy Management Agreement

In contemplation of the listing of the Company on the Stock Exchange in 2003, CLIC transferred its entire branch services network to the Company. In order to capitalize on the large customer base of CLIC, increase the utilization of the Company’s customer service network and increase the Company’s revenue sources, the Company has accepted CLIC’s appointment to provide policy administration services relating to the non-transferred policies.

The Company and CLIC entered into the Policy Management Agreement on December 24, 2005 and subsequently entered into the 2008 Confirmation Letter on December 30, 2008 which extended the Policy Management Agreement to December 31, 2011.

Scope of services

Pursuant to the Policy Management Agreement, the Company agrees to provide policy administration services to CLIC relating to the non-transferred policies, including day-to-day insurance administration services, customer services, statistics and file management, invoice and receipt management, reinstatement of non-transferred policies, applications for and renewal of riders to the non-transferred policies, reinsurance, and handling of disputes relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies.

Service fee

In consideration of the services provided by the Company under the Policy Management Agreement, CLIC will pay a service fee in cash to the Company on a semi-annual basis, based on the estimated cost of the Company in providing the services, to which a profit margin is added. The calculation method of the service fee equals to, for each semi-annual payment period, the sum of (1) the number of non-transferred policies in force as of the last day of the period, multiplied by RMB8.0; and (2) 2.5% of the actual premiums in respect of the non-transferred policies collected during the period. For these purposes, the number of policies in force for group insurance policies is equal to the number of individuals covered by the policies (excluding those whose policies have lapsed or matured).

Term and termination

The Policy Management Agreement is for a term of three years from January 1, 2006 to December 31, 2008, and, subject to the Listing Rules, is renewed automatically for successive three-year term, unless terminated by either party by giving to the other party not less than 180 days’ prior written notice to terminate the agreement at the expiration of the then current term. The agreement may also be terminated by either party by giving to the other party not less than 90 days’ prior written notice to terminate the agreement at any time during its term. The Company is also entitled to terminate the agreement by giving CLIC a written notice, if (1) CLIC fails to pay the service fee in accordance with the agreement in an

Commission File Number 001-31914

aggregate amount of at least RMB100 million; or (2) the Company is unable to make timely payment of insurance benefits and claims, commissions and/or third-party costs under the non-transferred policies in an aggregate amount of at least RMB300 million as a result of CLIC failing to transfer sufficient funds to an account of the Company in accordance with the agreement, in each case, the agreement will be terminated on the 30th day after the date of delivery of such written notice to CLIC.

The 2011 Confirmation Letter

The Company and CLIC entered into the 2011 Confirmation Letter on December 15, 2011, pursuant to which both parties confirmed the further renewal of the Policy Management Agreement to December 31, 2014. Apart from changes made to update the effective period of renewal, place of business, correspondence address, telephone number, facsimile number and other information, all other terms and conditions of the Policy Management Agreement will remain the same.

Cap Amount

Historical figures

The service fees paid by CLIC to the Company pursuant to the Policy Management Agreement for the years ended December 31, 2009 and 2010 and the six months ended June 30, 2011 are as follows:

September 30,
Period	Amount of Service Fees Paid (RMB in million)

Year ended December 31, 2009	1,193
Year ended December 31, 2010	1,154
Six months ended June 30, 2011	539

Cap Amount

The annual cap in respect of the service fees to be paid by CLIC to the Company under the Policy Management Agreement (and the 2011 Confirmation Letter) for each of the three years ending December 31, 2014 is RMB 1,188 million.

The service fees payable under the Policy Management Agreement is determined based on the estimated cost of the Company in providing the services, to which a profit margin is added. The service fee was agreed between the Company and CLIC after arm’s length discussions. In addition, in determining the annual cap, the Company has taken into account the deviation in calculating the number of non- transferred policies serviced under the Policy Management Agreement and the estimated number of lapsed non-transferred policies which may be reinstated each year.

REASONS AND BENEFITS FOR THE CONTINUING CONNECTED TRANSACTION

The Directors are of the opinion that entering into the Continuing Connected Transaction would effectively avoid competition between the Company and CLIC, develop the potential of the Company’s current distribution channel and effectively allocate and utilise the Company’s current resources; thereby raising the Company’s ability to continue operations which is in line with the long-term interests of the

Commission File Number 001-31914

Company and its shareholders. In light of the above and taking into account the past performance and historical relationship between the parties of the Continuing Connected Transaction, the parties consider it appropriate to renew the Policy Management Agreement by entering into the 2011 Confirmation Letter.

Mr. Yuan Li, Mr. Miao Jianmin, Mr. Wan Feng, Mr. Shi Guoqing and Ms. Zhuang Zuojin hold positions in CLIC and have abstained from voting on the board resolution passed to approve the Continuing Connected Transaction. Save as disclosed above, no other Director is regarded as having a material interest in the Continuing Connected Transaction, and hence no other Director has abstained from voting on the board resolution to approve the Continuing Connected Transaction.

The Directors, including the independent non-executive Directors, are of the opinion that the Continuing Connected Transaction has been conducted on normal commercial terms, was entered into in the ordinary and usual course of business of the Company, is fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps for the Continuing Connected Transaction are fair and reasonable.

INFORMATION ON THE COMPANY AND CLIC

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

CLIC, being the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the Policy Management Agreement.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“2008 Confirmation Letter”

the confirmation letter in relation to the renewal of the Policy Management Agreement entered into between the Company and CLIC on December 30, 2008, extending the Policy Management Agreement to December 31, 2011

“2011 Confirmation Letter”

the confirmation letter in relation to the further renewal of the Policy Management Agreement entered into between the Company and CLIC on December 15, 2011, extending the Policy Management Agreement to December 31, 2014

“Board”	the board of Directors of the Company

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

Commission File Number 001-31914

“connected person”	has the meaning given to it under the Listing Rules

“Continuing Connected Transaction”	the continuing connected transaction contemplated under the Policy Management Agreement (as renewed by the 2011 Confirmation Letter)

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Policy Management Agreement”	the policy management agreement entered into between the Company and CLIC on December 24, 2005

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board

China Life Insurance Company Limited

Heng Kwoo Seng

Company Secretary

Hong Kong, December 15, 2011

As at the date of this announcement, the Board comprises:

Executive Directors:	Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh

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